Exhibit 10.24

August 18, 2003

E-Loan, Inc.   Greenwich Capital Financial Products, Inc.
5875 Arnold Road   600 Steamboat Road
Dublin, CA 94568   Greenwich, CT 06830
Attention: Joseph J. Kennedy   Attention: David Katze

Ladies and Gentlemen:

Reference is made to the Client Agreement as of October 22, 2001 ("Agreement"), by and between RESIDENTIAL FUNDING CORPORATION ("RFC") and E-Loan, Inc. ("Client"), the Client Guide referred to therein, and any commitments to purchase Loans issued thereunder (collectively, the "RFC Agreements"). Terms capitalized and used herein without being defined shall have the meanings given to them in the Agreement and the Client Guide.

Pursuant to the RFC Agreements, RFC may from time to time agree to purchase specific loans from Client (each such agreement, a "Purchase Commitment"). Client may from time to time sell Loans covered by a Purchase Commitment ("RFC Loans") to, or finance RFC Loans with, Greenwich Capital Financial Products, Inc. ("Gestation Provider") prior to purchase the RFC Loans by RFC. Client has requested that RFC consent to the sale or pledge of Purchase Commitments to Gestation Provider in connection with the sale of the related RFC loans.

RFC consents to the sale or pledge of Purchase Commitments to Gestation Provider as described above, subject to the following:

1.   RFC is hereby authorized and directed by Client to remit proceeds of the purchase of RFC Loans to Gestation Provider instructed by Gestation Provider, but shall otherwise have no obligation to comply with any instructions received by RFC from Gestation Provider.

2.   Notwithstanding the sale of any RFC Loans to Gestation Provider, all RFC Loans Shall, for purposes of the RFC Agreements, be deemed to have been sold by Client to RFC, and Client shall remain responsible for all of its representations, warranties, indemnities and other agreements set forth in the RFC Agreements, No assignment of RFC Loans to Gestation Provider, and nothing in this consent letter, shall relieve Client of its obligation to indemnify and/or repurchase in accordance with the RFC Agreement or release Client from and any all obligations to RFC under the RFC Agreements.

3.   Gestation Provider will have no greater rights under the Purchase Commitments than Client. Without limiting the generality of the foregoing, RFC's obligation to purchase each RFC Loan pursuant to the Purchase Commitment remains subject to all of the limitations, conditions and other terms of the RFC Agreements.

If the foregoing is acceptable, please acknowledge your acceptance in the space indicated below. This consent will not be effective until RFC has received executed counterparts hereof from Client and Gestation Provider.

Very truly yours,

RESIDENTIAL FUNDING CORPORATION

By:____/s/_____

Its: Director

ACKNOWLEDGED AND AGREED TO
THIS_____DAY OF_____, 2003

E-Loan, Inc.

By:____/s/_____

Its:___Joe Kennedy, President_____

Greenwich Capital Financial Products, Inc.

By:____/s/_____

Its:___SVP_____